December 20, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Christina Chalk
Laura McKenzie

Re:	Perfect Corp.

Schedule TO-I/A

Filed December 19, 2023

File No. 005-93810

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 2 to the Schedule TO-I (the “Amendment No. 2”) with the Securities and Exchange Commission (the “Commission”).  The Company previously filed the Tender Offer Statement on Schedule TO-I on November 27, 2023, as amended and supplemented by the Amendment No. 1 to the Schedule TO-I filed by the Company on December 19, 2023 (including the exhibits filed therewith, the “Schedule TO”) with the Commission.  The Amendment No. 2 has revised the Schedule TO to reflect the Company’s responses to the comment letter to the Schedule TO, dated December 19, 2023, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments.  The responses and information below are based on information provided to us by the Company.  To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule TO.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

The Company has responded to each of the Staff’s comments by incorporating revisions in the Amendment No.2 in light of the comment.  The page references in the Staff’s comments refer to page numbers in the offer to purchase, dated November 27, 2023, attached as exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Schedule TO-I/A filed December 19, 2023

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 13

1.	Refer to comment one in our prior comment letter. We note that your response includes additional background and reasons for the Offer that are not disclosed in the Schedule TO-I. Please revise the Schedule TO-I to incorporate information relevant to the purposes of the transaction.

Response:

In response to the Staff’s comments, the Company has amended and supplemented the disclosures under “Item 1. Summary Term Sheet.”, “Item 4. Terms of the Transaction.” and “Item 6. Purposes of the Transaction and Plans or Proposals.” of the Schedule TO.  Please see the Company’s amendment (1) under “Item 1. Summary Term Sheet.”, amendment (1) under “Item 4. Terms of the Transaction.” and amendment under “Item 6. Purposes of the Transaction and Plans or Proposals.” in Amendment No.2.

General

2.	We note your response to prior comment five summarizing the impact of the Offer on the Company's financial statements. Please incorporate this disclosure in the Schedule TO-I.

Response:

In response to the Staff’s comments, the Company has amended and supplemented the disclosures under “Item 1. Summary Term Sheet.”, “Item 4. Terms of the Transaction.” and “Item 10. Financial Statements.” of the Schedule TO. Please see the Company’s amendment (2) under “Item 1. Summary Term Sheet.”, amendment (2) under “Item 4. Terms of the Transaction.” and amendment under “Item 10. Financial Statements.” in Amendment No.2.

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United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

If you would like to discuss any aspect of the Amendment No. 2, please contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin
Partner
Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer

Iris Chen, Head of Finance and Accounting